

May 4, 2012

Via E-mail
Mr. Jae Whan Yoo
President and Chief Executive Officer
Wilshire Bancorp, Inc.
3200 Wilshire Boulevard
Los Angeles, California 90010

> **Re: Wilshire Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 000-50923**

Dear Mr. Yoo:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1. Throughout your filing, you disclose that you enhanced loan underwriting procedures during 2011 and that your enhanced procedures contributed to a substantial improvement in credit quality. Please revise future filings to describe in detail how you enhanced loan underwriting procedures during each period presented. Also, specifically discuss the benefits from segregating personnel and responsibilities related to loan sales from personnel and responsibilities related to loan underwriting processes.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Securities, page 62

2. On page 63, you refer to a portfolio of pooled trust preferred securities. However, you do not disclose any information related to these securities in any other part of your filing. Please provide us a schedule of the amortized cost, unrealized gains/(losses) and fair value at each period end presented. If fair value is greater than the amortized cost, please explain in detail your fair value measurement policies and the key facts and circumstances regarding these securities at December 31, 2011 which resulted in no unrealized losses given the significant credit issues related to many of these securities.

Allowance for Loan Losses, page 64

3. You disclose that in the third phase of your allowance for loan loss analysis you consider relevant internal and external factors that may affect the collectability of a loan portfolio and that you may adjust your loss migration ratios accordingly. Considering the judgment involved in estimating loan losses and the fact that your allowance for loan losses is a critical accounting policy, please revise future filings to:

    • Present additional granularity regarding any adjustments made to loss migration ratios;

    • Discuss adjustments made by loan segment or loan class for each period presented and discuss the specific facts and circumstances for the adjustments; and

    • Discuss the amount of the allowance for loan losses that is attributable to the internal and external factors as of each period end presented and provide a discussion of the facts and circumstances related to any trends in this amount.

Results of Operations, page 69

4. We note your disclosure that the decrease in your loan portfolio in 2011 was largely attributable to problem loan sales transactions throughout the year in addition to a decline in loan originations. Please tell us and revise your future filings to discuss in further detail your problem loan sales during the year which should include, but not be limited to, the total amount of problem loans sold, the types of problem loans sold and the reasons for loan sales.

Provision for Income Taxes, page 76

5. You disclose that in 2011 you were able to partially realize federal tax benefits from low income housing tax credit funds. Please tell us all the relevant facts and circumstances related to these tax credits, explain how you were able to realize the tax benefits considering

your net loss for 2011, specifically tell us if you received a tax refund related to the tax credits, quantify the amounts realized for each period presented and provide any relevant accounting guidance supporting your treatment. Please revise future filings to quantify the benefits recognized for each period presented.

Loan Portfolio, page 82

6. ASU 2010-20 comprehensively updated the disclosure requirements related to the credit quality of receivables and the allowance for credit losses to assist financial statement users in assessing credit risk exposures and evaluating the adequacy of the allowance for credit losses. The guidance defines two levels of disaggregation of a loan portfolio – portfolio segment and class of financing receivable, on which all the required disclosures are based. This defined disclosure framework allows financial statement users to more easily comprehend and analyze the total loan portfolio. It does not appear that your current disclosure uses consistent loan categories which makes analysis of your loan portfolio and credit metrics difficult. Therefore, please revise future filings to:

- Clearly identify your portfolio segments and classes of financing receivables and to clearly show how your classes of financing receivables aggregate to your portfolio segments; and

- Revise your loan portfolio and credit quality disclosures in your MD&A and your financial statements to consistently present this information based on your portfolio segments and classes of financing receivables, as appropriate.

7. On page 85, you disclose a roll forward of the discount on loans acquired in the acquisition of Mirae Bank. It appears this disclosure includes both the accretable yield and nonaccretable difference. Please revise future filings to separately disclose the amount of accretable yield at the beginning and end of each period presented, reconciled for additions, accretion, disposals of loans, and reclassifications to or from nonaccretable difference. Refer to ASC 310-30-50-2.

Financial Statements

Note 1. Summary of Significant Accounting Policies – FDIC Indemnification Asset, page F-13

8. Please revise future filings to disclose how increases and decreases in expected cash flows on covered loans impact your FDIC indemnification asset and your allowance for loan losses and how the changes are recognized in your income statement. Please ensure your disclosure contains appropriate detail so an investor understands the nature of the increase in the allowance for loan losses related to the FDIC receivable as disclosed in your allowance for loan losses roll forward on page F-29.

<u>Note 5. Loans Receivable, Loans Held-for Sale, and Allowance for Loan Losses, page F-27</u>

9. In future filings, please revise your table on the bottom of page F-30 to separately disclose the balance of the allowance for loan losses related to loans measured for impairment using the guidance in ASC 310-30. Refer to ASC 310-10-50-11B(g).

10. We note disclosure of your impaired loans on page F-32 along with the corresponding footnote disclosure that states that the recorded investment adjustment is not deemed material to this presentation. Please revise this table in future filings to either include the recorded investment in impaired loans or revise your current footnote to refer to the recorded investment in your impaired loans that is included in the tables on pages F-30 and F-31 for fiscal years ended December 31, 2011 and 2010, respectively.

11. We note your TDR disclosures on page F-33. Please address the following:

    - Explain to us and revise future filings to clarify why you disclose two different TDR balances in each of your tables on page F-33 as of December 31, 2011;

    - Revise future filings to provide a roll forward of your TDR balances as we note a significant decrease during 2011; and

    - Revise your MD&A in future filings to explain trends in your TDR balances.

12. We note your disclosure on page F-33 and F-34 related to TDR's. Please revise future filings to disclose the type of modification and the pre- and post-modification recorded investment in TDR's modified <u>during</u> each period presented.   Refer to ASC 310-10-50-33. Also, revise to explain the nature of your "payment" modifications.

13. We note your disclosure on page F-33 and F-34 related to TDR's. Please revise future filings to disclose the type of modification and the pre- and post-modification recorded investment in TDR's that were <u>modified within the previous 12 months</u> and had a payment default. Refer to ASC 310-10-50-34.

14. We note your disclosure of non-accrual loans on pages F-35 and F-36 for the fiscal years ended December 31, 2011 and December 31, 2010, respectively. We also note these amounts are different from non-accrual balances included in your tables on page F-37. Please tell us and revise future filings to reconcile the differences between these amounts for each period. If the difference relates to the inclusion or exclusion of SBA guaranteed loan balances, please revise your footnote to quantify these amounts for consistency.

Note 24. Subsequent Events, page F-63

15. Please revise future filings to disclose the reasons you modified directors stock option awards.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact John Spitz, Staff Accountant, at (202) 551-3484 or me at (202) 551-3437 with any other questions.

Sincerely,

/s/ Michael Volley

Michael Volley
Staff Accountant